

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

Via E-mail
Lee Kraus
Chief Executive Officer
Blue Wolf Mongolia Holdings Corp.
Two Sound View Drive
Greenwich, CT 06830

> **Re: Blue Wolf Mongolia Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2011**
> **File No. 333-173419**

Dear Mr. Kraus:

We have reviewed your registration statement and response letter dated May 11, 2011 and have the following comments.

General

1.   Please file the annexes to your last response letter as correspondence via EDGAR.

2.   We note the October 8, 2010 posting by Mr. Edwards located at: http://www.mad-mongolia.com/news/mongolia-news/chingghis-stirs-3292/. Please provide us supplementally with copies of any public communications made since this posting by the company or its representatives or affiliates of which you are aware that discuss your anticipated initial public offering or plans by the registrant or its representatives or affiliates to invest in Mongolia. In determining whether such public communications have been made, please include any statements made by Blue Wolf Magnolia Holdings Corp, Blue Wolf Fund LP, Composite Capital, LLC, and/or Blue Wolf MHC, Ltd. and its representatives or members.

3.   Further to the above comment, to the extent there are such public communications, please explain to us in your response letter the circumstances surrounding any such public communications by the company or its representatives or affiliates.

Summary, page 1

4.   We refer to prior comment 6. Please supplementally tell us whether each source relied upon is publicly available without cost or at a nominal expense.

5.   Please identify the members of your sponsor who will assist you in identifying potential acquisition targets and consummating your initial business combination. Include in an

appropriate location a more detailed discussion of the members, your plans to coordinate your search with them and how specifically they will assist you in "consummating" the initial business combination.

Use of Proceeds, page 52

6.   Your revised disclosures in the Use of Proceeds did not adequately address our prior comment 16. It appears that the total offering expenses are $2,350,000, which includes the $600,000 as currently shown plus the $1,750,000 for the underwriting commissions. Accordingly, revise to disclose the correct amount in the "total offering expenses" line item.

Proposed Business

Opportunities in Mongolia, page 70

7.   Please provide support for the statement that "the second new, major project, will start production shortly thereafter," or remove this statement.

Management, page 102

8.   Please disclose the role of Messrs. Kraus and Edwards in Blue Wolf Fund LP and Blue Wolf MHC, Ltd. and the time periods of their involvement with these entities.

Certain Relationships and Related Party Transactions, page 113

9.   We note your response to prior comment 21; however, we are still unable to locate your Item 404(b) disclosure. Therefore, we reissue our prior comment.

Notes to Financial Statements

General

10.   Revise to include footnote disclosures indicating the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.

Part II

Exhibit 5.1

11.   We note the qualification related to the company's register of members included in paragraphs 5 and 6 on page two. Item 601(b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities

will, when sold, be legally issued, fully paid and non-assessable. Therefore, rather than including this qualification in the opinion section, describe in detail under Description of Capital the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members as stated in Exhibit 3.1 and required by section 41 of The BVI Business Companies Act. You should also discuss the ability to seek rectification of the register of members.

12.   We refer you to your operational definition of the term "non-assessable" in the last sentence of paragraphs 5 and 6 on page two. Please revise this sentence to make clear whether shareholders would also be liable for additional assessments or calls by creditors.

13.   It would appear that paragraphs 7-10 and much of the qualification included in Schedule 3 are more appropriate for and should be included in the Enforceability of Civil Liabilities section of the registration statement. Please revise or advise.

14.   Please revise the penultimate paragraph on page four to make clear that prospective investors are also entitled to rely on the opinion that you provide.

15.   Please tell us the significance of the statements included in paragraphs 7 – 12 of Schedule 2. It appears that some of the information referenced in these statements should be disclosed in the registration statements or should have been received by attestations counsel would have received from the company. It also appears that some of the facts referenced in these statements are facts counsel is required to opine upon.

16.   Please clarify whether "The Documents," as defined in Schedule 1, relate to the documents listed in paragraph 8 of that Schedule, as indicated, or paragraph 9 of the Schedule. Revise as appropriate or advise.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462, with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel